

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Ali Balaban
Chief Executive Officer
Spicy Gourmet Manufacturing, Inc.
7910 Ivanhoe Ave. # 414
La Jolla, CA 92037

Re: Spicy Gourmet Manufacturing, Inc.
Registration Statement on Form 10-12G
Filed March 1, 2012
File No. 000-54616

Dear Mr. Balaban:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, we note you have not included audited financial statements of the registrant meeting the requirements of Article 8 of Regulation S-X. Rule 8-02 of Regulation S-X requires the presentation of an audited balance sheet as of the end of each of the most recent two fiscal years (i.e., as of December 31, 2011 and 2010) and audited statements of income, cash flows and changes in stockholders' equity for each of these two fiscal years. As such, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective on April 30, 2012. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies before it becomes effective.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Mr. Daniel Masters